Calculation of Filing Fee Tables

SC TO-I
(Form Type)

TPG Private Markets Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$61,652,793.96	$87.00	$5,363.79
Fees Previously Paid	-		-
Total Transaction Valuation	$61,652,793.96
Total Fees Due for Filing			$5,363.79
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$5,363.79